 Exhibit 99.1
Outcome of the Board meeting

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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 23, 2026

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated September 15, 2026, regarding the captioned subject. The Board, at their meeting held on October 22-23, 2026 transacted the following items of business:

Financial Results:

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and half year ended September 30, 2026;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and half year ended September 30, 2026;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and half year ended September 30, 2026;

Dividend:

4. Declared an interim dividend of ₹ 26/- per equity share, fixed November 3, 2026 as a record date and November 11, 2026 as a payout date.

Stock grants:

5. Based on the recommendations of the Nomination and Remuneration Committee, the Board approved the grant of 9,640 Restricted Stock Units ('RSUs') under the 2015 Incentive Compensation Plan ('2015 Plan') to eligible employees. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f., November 1, 2026 and the exercise price will be equal to the par value of the share.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
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Allotment of equity shares:

6. Allotted 15,578 equity shares of face value of ₹ 5/- each, pursuant to exercise of Restricted Stock Units by eligible employees as hereunder:

   - 2,841 equity shares under the 2015 Incentive Compensation Plan;
   - 12,737 equity shares under the Infosys Expanded Stock Ownership Program 2019.

   Consequently, effective from October 23, 2026, the issued and subscribed share capital of the Company stands increased to ₹ 20,29,14,60,780/- divided into 4,05,82,92,156 equity shares of ₹5/- each.

The Board meeting was held on October 22 and 23, 2026. The Board meeting on October 23, 2026 commenced at 12.27 PM IST and concluded at 4.00 PM IST.

We are hereby enclosing herewith the financial results, press releases, and other annexures mentioned above. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2026.10.23 16:04:26 +05'30'

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com